Exhibit 99.1

Core AI Expands Strategic TikTok Partnership to Strengthen Global Distribution Infrastructure

Company Advances AI-Driven User Acquisition and Cross-Platform Distribution Capabilities Across Global Consumer Applications

Miami, FL — July 28, 2026 — Core AI Holdings, Inc. (Nasdaq: CHAI) (“Core AI” or the “Company”), a global AI technology and infrastructure company, today announced the continued expansion of its strategic relationship with TikTok as part of its broader initiative to transform digital advertising and user acquisition into scalable global distribution infrastructure.

TikTok has become a significant contributor to the Company’s demand generation and player acquisition efforts. During the past three months, user acquisition activity across a representative casual-game portfolio increased approximately fourfold, a second major traffic source expanded to approximately 2.5 times prior levels, and selected utility applications experienced approximately threefold growth across emerging international traffic channels.

The Company’s operating subsidiary was recognized with TikTok’s Official Innovation and Growth Award in 2024, reflecting its collaboration with the platform, and was among the earliest advertising partners and strategic collaborators supporting TikTok’s commercial expansion in China.

Building on that foundation, the Company has developed an internal operating framework that integrates TikTok account management, API connectivity, creative production, campaign optimization, data integration and automated advertising operations. As TikTok continues to play an increasingly important role in global content discovery and mobile user engagement, the platform represents a key component of Core AI’s expanding multi-channel distribution strategy.

Beyond TikTok, the Company’s advertising ecosystem includes Pangle for monetization, together with Google, Meta, Unity, AppLovin, Mintegral and Kwai for customer acquisition and revenue optimization. This diversified platform network enables faster creative iteration, real-time performance measurement, audience testing and geographic expansion, while reducing dependence on any single traffic source.

Across its consumer portfolio, Core AI is increasingly applying artificial intelligence to improve both creative development and distribution efficiency. AI-assisted workflows support content generation, campaign optimization, analytics, market intelligence and performance monitoring, while consumer-facing products including HomeGPT, AI COMIC and LikeMusic.ai can leverage the same underlying distribution infrastructure established through the Company’s casual gaming and utility application businesses.

“The digital distribution landscape is evolving rapidly,” said Aitan Zacharin, Chief Executive Officer of Core AI Holdings. “Consumers are increasingly discovering products through social platforms, AI assistants, recommendation engines and intelligent search experiences. We believe long-term competitive advantage will come from owning an integrated distribution infrastructure that combines AI-driven creative production, real-time data intelligence and diversified platform access. Our continued expansion with TikTok, together with our broader global partner network, represents another step toward building a scalable distribution engine capable of supporting the growth of both our existing portfolio and future AI-powered consumer applications.”

About Core AI Holdings, Inc.

Core AI Holdings, Inc. (NASDAQ: CHAI) is a global AI technology and infrastructure company focused on identifying, developing, and scaling AI-driven businesses that leverage next-generation technologies to address large, high-growth market opportunities. Core AI’s mission is to harness artificial intelligence to create transformative, scalable solutions across multiple verticals and drive long-term shareholder value. Through its subsidiary, Core Gaming, the Company operates an AI-driven mobile game development and publishing business which has generated over 800 million downloads, and built a global user base of more than 40 million players across over 140 countries.

Core AI Investor Relations

ir@coregaming.co

www.coregaming.co

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated benefits of the advisory appointment, the joint venture between Core AI and Allianca, expected market opportunities, infrastructure demand, project pipeline, development strategy, and execution capabilities. These forward-looking statements are based on Core AI’s current expectations and assumptions and are subject to risks, uncertainties, and changes in circumstances that may cause actual results to differ materially, including the parties’ ability to implement the contemplated joint venture strategy, market conditions, customer demand, power availability, supply chain conditions, labor availability, project timing, financing conditions, and regulatory matters, as well as other risks described under “Risk Factors” in Core AI’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 15, 2026, and in subsequent SEC filings. Except as required by law, Core AI undertakes no obligation to update these forward-looking statements